NO ACT

PE
12-17-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09001059

Received SEC
JAN 22 2009
Washington, DC 20549

January 22, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-22-09

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
Corporate Law Department
One New Orchard Road
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated December 17, 2008

Dear Mr. Moskowitz:

This is in response to your letter dated December 17, 2008 concerning the shareholder proposal submitted to IBM by Colin Boulain. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
FEB 11 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Colin Boulain

*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 17, 2008

The proposal limits salary increases for employees of "level equivalent to a 3rd Line Manager or above," as specified in the proposal.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IBM relies.

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

International Business Machines Corporation
Corporate Law Department
One New Orchard Road
Armonk, New York 10504

December 17, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Subject: Stockholder Proposal of Mr. Colin Boulain on Salary Increases

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with a proposal and statement in support thereof received on November 10, 2008 (the "Proposal"), and attached as Exhibit A hereto.[1] The Proposal was submitted by Mr. Colin Boulain (the "Proponent"), a former employee of International Business Machines Corporation (the "Company" or "IBM"). This letter is being filed with the Securities and Exchange Commission (the "SEC" or the "Commission") by the Company not later than eighty (80) calendar days before the Company files its definitive 2009 Proxy Materials with the Commission.

THE PROPOSAL

The Proposal provides:

> **No IBM Employee of level equivalent to a 3rd Line Manager or above will receive an increase in their salary in any year in which at least 2/3rds of the total IBM employees do not receive a salary increase of at least 3%.**

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 28, 2009 (the "2009 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the

[1] The Proponent initially submitted five (5) separate stockholder proposals under cover of a letter dated "September 22, 2005" (sic) See Exhibit B. After promptly being notified that the Proponent could only file a single proposal (see Exhibit C), the Proponent selected the instant Proposal for further consideration from the five proposals originally submitted. (See Exhibit D).

opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

GROUNDS FOR EXCLUSION

The Proposal may properly be excluded pursuant to:

- Rule 14a-8(i)(7) because Proposal relates to the ordinary business operations of the Company, and
- Rule 14a-8(i)(1) because the Proposal is improper under State law.

ANALYSIS

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes that the Proposal may be omitted from the Company's proxy materials for the 2009 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company (general compensation matters).

The Commission has expressed two central considerations underlying the ordinary business exclusion. The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at pp. 29,106 and 29,108). In this connection, examples include "*the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity and the retention of suppliers.*" (id. at 29,108) (emphasis added) "The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).

The Commission has also reiterated "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p. 29,108). See also Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982), at note 47. Under this standard, the instant Proposal is clearly subject to omission under Rule 14a-8(i)(7). The instant Proposal, seeking to micromanage the Company's worldwide salary administration program, also fails to focus on any sufficiently significant social policy issues which might otherwise cause the Proposal to transcend the ordinary business exclusion.

The Proposal, as drafted by Mr. Boulain, a former IBM employee, requires that "no IBM Employee ***of level equivalent to** a 3rd Line Manager or above*" receive any salary increase in any year in which 2/3rds of the total IBM employees do not receive a salary increase of at least 3%. As will be shown, since the focus of the Proposal's limitation could affect well over half of the IBM's total employee population, it falls at the heart of IBM's ordinary business operations. In addition to the fact that the Proponent's goal is to have IBM provide at least 2/3 of all IBM employees with a 3%[2] annual increase as a precondition to providing any salary increases to any IBM employee "***of level equivalent to** a 3rd Line Manager or above*," by his use of the phrase "***of level equivalent to** a 3rd Line Manager or above*," the Proposal would limit salary increases for well over ½ of IBM's total employee population.

As will be described, *infra*, at IBM, the concept of pay equivalence within a job family is determined by the "band level" associated with a particular position. Given the Proponent's focus on salaries, and his conscious use of the phrase **"of level equivalent to"** in the Proposal, the wording **"of level equivalent to a 3rd Line Manager or above"** necessarily results in an interpretation of the Proposal which would have IBM hold back all annual salary increases to *both*:

(i) all employees who are employed as 3rd line Managers or above; and

(ii) all persons who are compensated at same or higher "band level" as persons who are 3rd line Managers or above;

unless IBM provides at least 2/3 of all IBM employees with annual salary increases of at least 3%. The Proponent's use of the phrase "of level equivalent to" is further buttressed by the fact that the concept of "equivalence" within a job family is determined by the band level associated with a particular job. This type of compensation proposal is clearly subject to omission under Rule 14a-8(i)(7).

Over the years, a variety of similar stockholder proposals seeking to limit salary increases, or to otherwise apply a formulaic methodology for administering a company's salary or other benefit plans that impact the general employee population have clearly and repeatedly been found to be subject to omission under Rule 14a-8(i)(7) as matters relating to a company's ordinary business operations (i.e. general compensation matters). The same result should apply here. See Ascential Software Corporation (April 4, 2003)(proposals (i) seeking to cut base salaries for top executives in half; (ii) tying executive bonuses to the company achieving certain financial results; (iii) forbidding the repricing of existing options or replacing them with options at lower prices; (iv) replacing existing options at prices lower than that on July 3, 2001 with options at the opening Bid price on that date; (v) issuing future options to "key employees" based on certain criteria; (vi) restricting the issuance of options to "key employees" during certain periods; and (vii) setting terms for the issuance of options to "key employees); E.I. DuPont de Nemours and Company (March

[2]The Proponent states in the fourth paragraph of his supporting statement that "I have selected 3% as a reasonable level of salary increase which should, on average, enable employees to at least maintain their standard of living."

15, 2001)(proposal that no one at a Dupont site will receive a bonus unless all employees at that site receive a bonus); FPL Group, Inc. (February 3, 1997)(proposal mandating certain restrictions on compensation to middle and executive management); See 3M Company (March 6, 2008) (proposal relating to the compensation of high-level 3M employees including Line employees and Staff employees, as those terms are defined in the proposal excluded); Xcel Energy, Inc. (February 6, 2004) (proposal determining the compensation of the president, "all levels of "vice president" the CEO, CFO and "all levels of top management" based on a specified formula excluded); Alliant Energy Corporation (February 4, 2004)(proposal determining the compensation of the president, "all levels of "vice president" the CEO, CFO and "all levels of top management" based on a specified formula excluded); Lucent Technologies Inc. (November 6, 2001)(proposal to decrease the salaries, remuneration and expenses of all officers and directors excluded) See also Ford Motor Company (January 9, 2008)(proposal to cease to offer any and all forms of stock options); Plexus Corp. (September 4, 2007)(to same effect).

The management of IBM's salary program, including, position classifications, determinations as to the eligibility for participation in salary increases, the amounts and timing associated with any salary increases, and all ongoing cost and administrative management issues associated with our salary program -- is one of the most fundamental tasks reserved to Company management as part of the Company's ordinary business operations. Assessing and managing all of these items is "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at pp. 29,106 and 29,108).

IBM's Human Resources (HR) department is directly responsible, on a global basis, for the design, implementation and oversight of all of the Company's employee benefit plans and programs, including the Company's Salary Plan. As such, HR is continuously involved in the worldwide examination and benchmarking of its employee salary program. Such examination and benchmarking activities necessarily include formulating an understanding, and effecting meaningful comparisons, of the historical, current and projected costs associated with such salary program in every jurisdiction where we do business, determining the amount of any increases that can be made from year to year in light of the Company's budget, and apportioning any salary adjustments in accordance with the needs of the business and the individual performance of our Company's employees.

Company determinations as to our salary program -- including, among other items, the scope, cost, and ongoing administration of our employee compensation programs - are complex, and are matters best handled on a day-to-day basis by our expert HR department. Legal considerations must also be considered and complied with, as our employees are dispersed across many countries, with different laws, rules and regulations applicable thereto. In short, IBM invests significant resources to ensure we are delivering competitive pay throughout the Company in a fair and lawful manner. Indeed, the Company has been involved in the administration of our salary plan as long as we have been in business, and we will continue to perform these activities as part of our ordinary business operations.

<u>The IBM Salary Program -- Use of Job Families and Bands at IBM</u>

IBM's salary program is designed to provide market-competitive compensation that helps attract, motivate and retain talent. An employee's job family and the band are two of the fundamental factors in determining an employee's salary. IBM classifies positions into job families, which are made up of related jobs with similar functions and/or skills. A pay range is determined for each job family based on what the market pays these types of employees. The "market" consists of other companies competing for that type of talent. Within the job family, each job is placed into a "band" and assigned a market pay range. Generally, the higher the band, the higher the market pay range. Every effort is made to pay employees within the market range for his or her job.

IBM has for many years used a broad band pay structure. In general, broad banding creates a pay structure that clusters multiple job levels into broad groupings called **"bands."** Broad banding, together with performance and market-driven base pay delivery approaches, is now used by many organizations to provide a more flexible, targeted personal development and compensation program.

IBM's base pay structure for employees is made up of ten (10) broad bands for nonexecutives: Bands 1 through 5 generally cover non-exempt positions, and bands 6 through 10 generally cover exempt positions. Each employee job at IBM has been placed into one of the ten bands based on the (1) skills required to perform the job, (2) degree of contribution/leadership the job requires, and (3) impact/scope of responsibility of the job. Positions from various job families may be classified into the same band. In addition, a job family will have positions in several bands. IBM also maintains banding at the executive level.

An IBMer's band creates the parameters of his or her pay. Positions in higher bands require a greater level of skill, contribution/leadership, and impact/scope than those in lower bands.

- **Skills: focuses on experience, management, analytical and creative skills and specific professional, technical, and functional skills needed to meet the requirements of the position.**
- **Contribution/leadership: focuses on the nature and level of vision, leadership and influence associated with a position.**
- **Impact/scope: focuses on relevant business measurements and accountability in terms of value add, quality and the use of resources which impact customer satisfaction.**

In short, bands are used in IBM to identify and clarify different levels of job responsibility within job hierarchies. An employee's band creates the parameters of pay. In addition, IBM maintains one worldwide position classification system with the objectives of establishing relative job value, creating and maintaining a consistent classification process across the Company, and meeting various regulatory and legal requirements, since IBM does business in over 170 countries.

Management Levels at IBM

It is also important to understand that there are multiple levels of management in IBM, and that an overwhelming number of managerial employees working at various levels of the IBM hierarchy are not executive employees. At IBM, we may have up to 11 levels of management, ranging from the entry-level clerical or manufacturing position up to the Chief Executive Officer. An example from a manufacturing organization -- captured for illustration below -- shows a total of nine (9) levels of IBM management. In the case below, the 3rd Line Manager is a Band 9 (i.e. non-executive) employee:

Status	*Position Description*	*Band Level*
Employee	Crib Z Series Coordinator	2
1st Line Manager	Production Manager	7
2nd Line Manager	Assembly Operations Manager	8
3rd Line Manager	ISC Manufacturing Operations Manager	9
4th Line Manager	ISC Server Plant Manager	10
5th Line Manager	Director, Server Manufacturing and Campus Executive	Executive
6th Line Manager	VP, Global Manufacturing	Executive
7th Line Manager	VP, Chief Procurement Officer	Executive
8th Line Manager	SVP & Group Executive, IBM S&T Group	Executive
9th Line Manager	President & CEO	Executive

The Proponent, a former IBM employee who retired as a Band 8 Software Engineering Manager, has targeted all **"IBM Employee[s] <u>of level equivalent</u> to a 3rd Line Manager or above"**. While 3rd Line Managers at IBM and those who are of a Band "level equivalent to" such persons all fulfill valuable roles at IBM, the chart serves to illustrate that such persons are often not very senior in context of the overall IBM corporate hierarchy.

It also is important to point out that IBM employs 3rd Line Managers at the Band 7 Level. The Proponent, by targeting all IBM Employees "of level equivalent" to such Band 7 Managers, is also targeting many thousands of IBM employees at the Band 7 Level, a Band Level lower than the Proponent himself was compensated at when he retired from IBM.

Performance Evaluation

Finally, it is important note that IBM carefully evaluates employee performance as an integral part of determining salary increases, which the Proponent has not properly focused upon in crafting his Proposal. IBM's success depends on how well each of its employees achieves their individual goals and contributes to the company's strategic objectives. The Personal Business Commitments ("PBC") program is the means by which all IBM employees worldwide set their goals for the year, receive feedback on their performance and development needs, and get evaluated on their performance.

At the start of each year, employees are expected to set personal business goals that align directly with IBM's overall business goals and values. These goals should guide employees throughout the year. At the end of the year, each employee's manager evaluates how well the employee achieved his/her goals, compared to their peers, and gives the employee a PBC rating to reflect his/her overall performance. This rating is a key factor in determining the employee's performance bonus, pay increase, and career opportunities.

The entire PBC framework is designed to reinforce IBM's high-performance culture and effectively differentiate employees based on their contribution to the Company. To sustain marketplace leadership, IBM must maintain an environment where every employee is stimulated to perform at an exceptional level. The PBC program is the best way to recognize top contributors, motivate above average and solid contributors to perform at their peak, and identify low contributors who need to improve. Employees who make the biggest contribution to the Company get the biggest rewards, and those who are the lowest contributors will know exactly where they stand.

<u>Application</u>

The Proponent seeks to ignore IBM's carefully structured salary plan and PBC process, replacing it with his own. Moreover, his clear focus is on the rank and file IBM employees. In the Proponent's own words:

> "The future success of the Company lies in the hands of all the employees of the Company and it is in the interests of all shareholders to ensure that these employees feel valued and are rewarded appropriately."

The Proposal wants to provide ***at least 2/3 of the total IBM employees*** with an annual ***salary increase of at least 3%*** as a precondition for giving employees ***<u>"of level equivalent to</u>*** a ***3rd Line Manager or above***" a salary increase. Since IBM has many Band 7 employees as third line managers, the Proposal would target ***<u>all</u>*** employees who are Band 7 and above, and not provide any salary increases for such persons. This is not a proper subject for stockholder consideration at the Company's annual meeting under Rule 14a-8(i)(7). In the first place, there are well over a thousand non-executive employees at IBM who are 3rd Line managers. Moreover, there are many thousands more IBM employees at a **"level equivalent to** a 3rd Line Manager or above." In this connection, because IBM employs Third Line Managers at the Band 7 level, and since the Proposal seeks to target and deny salary increases *not only* to 3rd Line Managers or above, but to every "***IBM Employee <u>of level equivalent to</u> a 3rd Line Manager or above,***" if the Proposal were to be implemented and applied to all persons ***of level equivalent*** to a 3rd Line Manager or above, the Proposal would target **a total of over 231,000 non-executive employees** in Bands 7, 8, 9 and 10 alone, in addition to IBM executives. Under the Proposal, none of these 231,000 non-executive employees would be eligible to receive any salary increases unless at least 2/3rds of all IBM employees received a salary increase of at least 3%. *<u>The 231,000 non-executive employees that would be targeted under the Proposal represent well over half of IBM's total employee population</u>*. This is precisely the type of stockholder proposal that Rule 14a-8(i)(7) was designed to avoid.

Since general employee salary plans and their administration is perhaps one of the most fundamental employee issues companies such as IBM deal with on a day-to-day basis, the Commission has long recognized that stockholder proposals concerning the structuring, coverage, and analyses for such plans, as well as for other decision-making activities relating to plans covering the general employee population, all relate to the ordinary business operations of a corporation, and the staff has consistently concurred in the omission under Rule 14a-8(i)(7) of a variety of proposals regarding salary plans as well as other benefits for a company's employee population. Avondale Financial Corp. (February 11, 1998)(proposal that no bonus be paid to the registrant's employees in any year when earnings do not at least equal 1% of assets excluded as ordinary business (employee benefits)); FPL Group, Inc. (February 3, 1997) (proposal mandating certain restrictions on compensation paid to middle and executive management); See also United Technologies Corporation (February 20, 2001)(proposal to change the date of retirement to the date of termination when calculating eligibility for cost of living adjustments); International Business Machines Corporation (January 2, 2001)(proposal relating to IBM providing a Medicare supplemental insurance policy for retirees on Medicare); International Business Machines Corporation (January 2, 2001) (proposal to grant a cost of living increase to pensions of IBM retirees); International Business Machines Corporation (December 30, 1999) (proposal to adjust defined benefit pensions to mitigate the impact of increases in the cost of living to retired employees); Bell Atlantic Corporation (October 18, 1999)(proposal to increase retirement benefits for retired management employees); Burlington Industries, Inc. (October 18, 1999)(proposal to adopt new retiree health insurance plan offering HMOs and covering retirees that were forced out and to reinstate dental benefits for certain retirees); Lucent Technologies, Inc. (October 4, 1999)(proposal to increase "vested pension" benefits); International Business Machines Corporation (January 15, 1999)(proposal to change scope of Company's medical benefits plan coverage provisions); General Electric Company (January 28, 1997)(proposal to adjust the pension of retirees to reflect the increase in inflation).

The instant Proposal should be handled similarly under Rule 14a-8(i)(7). The Proponent is improperly attempting to micromanage the Company's salary plan, focusing improperly on the amount of salary increases that should properly be paid to IBM employees. Believing a 3% annual salary increase for IBM employees worldwide to be a "reasonable level" which "should, on average, enable employees to at least maintain their standard of living," the Proponent believes he has "left a degree of flexibility in the proposal by specifying 2/3rds of the total IBM employees." In his view, "[t]his allows for poor performers to be excluded from a salary increase." The detail specified by the instant Proponent as to the administration of his salary plan triggers the second consideration underlying the ordinary business exclusion. The Proponent is simply probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The fact that the Proponent is an IBM retiree does not make the Proposal any less subject to exclusion. In this connection, IBM stockholders at large, no matter how intelligent, are simply not in a position to make an informed judgment on IBM's salary program.

Since the Company administers its salary plan as part of its ordinary business operations, the Proposal should be excluded under Rule 14a-8(i)(7). Huntington Bancshares Incorporated (January 11, 2001) (allowing the exclusion of a proposal seeking an amendment to a company incentive compensation plan that included officers); The Student Loan Corporation (March 18, 1999)(proposal relating to compensating "senior management and directors" with stock of the registrant); Raytheon Company (January 30, 2004) (proposal to raise the pensions of certain participants in proportion to the number of years a retiree had been in the plan during a certain period); See generally Sprint Corporation (January 28, 2004)(report on the potential impact on the recruitment and retention of Sprint employees due to changes to retiree health care and life insurance); Tyco International Ltd. (January 2, 2004)(proposal to provide alternative of a cost of living allowance or lump sum settlement to pension plan participants); Lucent Technologies Inc. (November 26, 2003)(proposal regarding compensation and increasing retirement benefits); ALLETE, Inc. (March 5, 2003)(proposal to change the method of computing cost of living adjustments for retirees); General Electric Corporation (January 9, 2003)(proposal to "treat all pensioners equally"); GenCorp Inc. (December 27, 2002)(proposal to adjust benefits in subsidiary's benefit plan);

In sum, while the Proposal covers persons "at the top of the pyramid," the Proposal also goes far beyond such persons, as the overwhelming number of IBM employees that would be affected by the Proposal's salary freeze are the 231,000 non-executive employees described above. See The Bank of New York Company, Inc. (September 24, 2004)(limiting maximum salary of BONY employees by $400,000, including all bonuses excluded); Minnesota Mining and Manufacturing Company (March 4, 1999)(limiting compensation increases for the top 40 executives and the CEO's compensation to amounts determined by certain formulas); Comshare, Incorporated (August 23, 2000)(disclosing stock option targets for employees, officers and directors as a percentage of outstanding shares). The same result should apply here as in the letters cited above. The instant Proposal relates to compensation, and since the Proposal extends to a host of employees, the overwhelming majority of which are non-executive employees, we firmly believe the Proposal is subject to exclusion and should be omitted as relating to our ordinary business operations. We therefore request that no enforcement action be recommended if IBM excludes the Proposal on the basis of Rule 14a-8(i)(7).

II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(1), AS IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors...." Nothing in the law of the State of New York places the decisionmaking relating to IBM's salary plan and the criteria for administering such plan directly into the hands of IBM stockholders. Inasmuch as the instant Proponent seeks for IBM stockholders to approve and implement the compensation changes set forth in the Proposal, the Proposal violates New York law by improperly eliminating the role of the Company's board of directors, by placing the decision-making power relating to the subject matter of the proposal directly into the hands of IBM stockholders. By so doing, this Proposal is an improper subject for action by stockholders under New York State law and therefore subject to exclusion under Rule 14a-8(i)(1). As such, the Company believes that the Proposal may also be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if IBM excludes the Proposal on the basis of Rule 14a-8(i)(1).

CONCLUSION

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our 2009 Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials. The Proponent is respectfully requested to copy the undersigned on any response he may elect to make to the Commission. Because of time considerations, I would appreciate it if the staff could also provide your response to both IBM and Mr. Boulain via e-mail. My e-mail address is smoskowi@us.ibm.com, and Mr. Boulain's e-mail address is ***FISMA & OMB Memorandum M-07-16*** . If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Mr. Colin Boulain

FISMA & OMB Memorandum M-07-16

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2009 Proxy Statement pursuant to Rule 14a-8

C Boulain

FISMA & OMB Memorandum M-07-16

22. September 2005

Dear Sir,

I am enclosing 5 proposals that I would like to put before the stockholders at the 2009 AGM. If you wish to receive electronic versions of these proposals, you may contact me at
FISMA & OMB Memorandum M-07-16

Yours sincerely,

Colin Boulain

Stockholder Name: **Colin Boulain**

Stockholder Address: ***FISMA & OMB Memorandum M-07-16***

Number of Shares held of record and beneficially by stockholder as of 16 October 2008

IBM Employee Stock Purchase Plan	**608.967**
IBM DSPP – Common Stock	**17.786**

These shares are held in the name of **Colin Boulain**

11-10-08 A11:23 IN

11-10-08 A11:23 IN

Stockholder Name: **Colin Boulain**

Stockholder Address: ***FISMA & OMB Memorandum M-07-16***

Number of Shares held of record and beneficially by stockholder as of 16 October 2008

IBM Employee Stock Purchase Plan	**608.967**
IBM DSPP – Common Stock	**17.786**

These shares are held in the name of **Colin Boulain**

It is my intention to attend the IBM AGM in person.

Resolution:

No IBM Employee of level equivalent to a 3rd Line Manager or above will receive an increase in their salary in any year in which at least 2/3rds of the total IBM employees do not receive a salary increase of at least 3%.

Reason for Resolution:

At the 2007 AGM, the CEO is quoted as saying, "2007 was a superb year for IBM. It is a pleasure to report to you that IBMers around the world turned in a strong performance, which you saw in our results".

This was repeated in the 2007 Annual report where he stated "It reflects the hard work of some of the world's brightest and most innovative women and men—the IBMers I'm proud to call my colleagues."

Despite these accolades, many of these IBMers have not seen any reward for the hard work that they have put in to build the company and maintain its success in recent years whilst Executives and Senior managers have benefited from bonuses and rewards. We, the stockholders, are the owners of the Company and yet we have no control over the rewards allocated to the Executives or Employees on who we depend to maintain the viability of the Company and therefore our investment, The Executives compensation is decided by a small group of Directors who, in reality, have little accountability to the Stockholders, whilst the Executives establish the rewards for other Employees.

The success of the people at the top of the pyramid is dependent on the efforts of the majority who are the base of the pyramid. The future success of the Company lies in the hands of all the employees of the Company and it is in the interests of all shareholders to ensure that these employees feel valued and are rewarded appropriately. I have left a degree of flexibility in the proposal by specifying 2/3rds of the total IBM employees. This allows for poor performers to be excluded from a salary increase. I have selected 3% as a reasonable level of salary increase which should, on average, enable employees to at least maintain their standard of living. I believe this proposal is in the best interests of the shareholders in maintaining a healthy, growing company for the future. I therefore ask you to vote for this proposal.

Additional Relevant information:
I am an IBM Retiree who worked for the Company for 29 years and retired in 2004, at which time I was a 1st Line manager.

I am not aware of any other information that I need to disclose.

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2009 Proxy Statement pursuant to Rule 14a-8

C Boulain

FISMA & OMB Memorandum M-07-16

22. September 2005

Dear Sir,

I am enclosing 5 proposals that I would like to put before the stockholders at the 2009 AGM. If you wish to receive electronic versions of these proposals, you may contact me at

FISMA & OMB Memorandum M-07-16

Yours sincerely,

Colin Boulain

Stockholder Name: **Colin Boulain**

Stockholder Address: ***FISMA & OMB Memorandum M-07-16***

Number of Shares held of record and beneficially by stockholder as of 16 October 2008

IBM Employee Stock Purchase Plan	**608.967**
IBM DSPP – Common Stock	**17.786**

These shares are held in the name of **Colin Boulain**

11-10-08 A11:23 IN

11-10-08 A11:23 IN

Stockholder Name: **Colin Boulain**

Stockholder Address: ***FISMA & OMB Memorandum M-07-16***

Number of Shares held of record and beneficially by stockholder as of 16 October 2008

IBM Employee Stock Purchase Plan	**608.967**
IBM DSPP – Common Stock	**17.786**

These shares are held in the name of **Colin Boulain**

It is my intention to attend the IBM AGM in person.

Resolution:

Statistics related to the rewards paid to all employees below the level of Executives be provided in the annual report to the Stockholders. These statistics to include, but not be limited to, the percentage of Employees receiving a bonus by Division, the average and minimum percentage bonus paid to Employees by Division, the percentage of Employees receiving salary increase by Division, and the average and minimum salary increase to Employees by Division.

Reason for Resolution:

At the 2007 AGM, the CEO is quoted as saying, "2007 was a superb year for IBM. It is a pleasure to report to you that IBMers around the world turned in a strong performance, which you saw in our results".

I realise that this sort of information is not normally disclosed as it is seen as both important competitive information and potentially detrimental to morale, particularly in times when rewards and salary increases are minimal, but without this information, how can Stockholders know that the Executives are managing one of the key assets of the Company, the Employees, properly.

As a Stockholder, I am not aware of how many of the IBMers in the above quote benefited from the strong performance of 2007. I worked for the Company for 29 years and know from that experience how important it is to employees to feel that they are being treated fairly. This is a boost to morale which is important to maintaining a healthy Company that can grow and benefit the Stockholders through increased value.

In the past, as an employee, I was more aware of this information. Now, being on the outside, I am realise that this information is important to me as a Stockholder.

I recommend that Stockholders vote Yes for this proposal.

Additional Relevant information:
I am an IBM Retiree who worked for the Company for 29 years and retired in 2004, at which time I was a 1st Line manager.

I am not aware of any other information that I need to disclose.

Stockholder Name: **Colin Boulain**

Stockholder Address: ***FISMA & OMB Memorandum M-07-16***

Number of Shares held of record and beneficially by stockholder as of 16 October 2008

IBM Employee Stock Purchase Plan	**608.967**
IBM DSPP – Common Stock	**17.786**

These shares are held in the name of **Colin Boulain**

It is my intention to attend the IBM AGM in person.

Resolution:

Executive bonuses should be reduced when it is necessary to reduce the headcount of IBM by more than 5% in any one year. This reduction will be at least 3% for every 1% reduction in headcount above this 5% limit.

Reason for Resolution:

The Chairman and his executives set the strategy for the Company which should include actions to grow rather than shrink the business and thus need staff to carry out the work. They own a duty to the Employees as well as the shareholders to ensure the future of the Company and the employment of the Employees. If it is necessary to reduce the headcount of IBM by more than 5% in any one year, then the Chairman and his executives are failing in one of the targets that they should be achieving and should accept that their bonus should be less. This resolution incorporates this into the rewards that the Executives receive for their management of the Company.

It may also boast the morale of Employees who feel that their future may be sacrificed to boast the bonuses of the Executives. This resolution will show that such decisions have an effect of the Executives as well as the Employees. I have set the limit to 5% to allow for natural wastage and small actions to reduce staff when necessary and the impact on the bonuses to 3% for each 1% above this 5% limit so that there is scope for Executives to take action if necessary without losing all their bonuses.

This resolution will benefit shareholders by reducing the compensation to Executives at a time when the Company is having to absorb the costs of reducing staff by significant level. I ask you to vote for this resolution.

Additional Relevant information:

I am an IBM Retiree who worked for the Company for 29 years and retired in 2004, at which time I was a 1st Line manager.

I am not aware of any other information that I need to disclose.

Stockholder Name: **Colin Boulain**

Stockholder Address: ***FISMA & OMB Memorandum M-07-16***

Number of Shares held of record and beneficially by stockholder as of 16 October 2008

IBM Employee Stock Purchase Plan	**608.967**
IBM DSPP – Common Stock	**17.786**

These shares are held in the name of **Colin Boulain**

It is my intention to attend the IBM AGM in person.

Resolution:

When IBM sells a part of its business, 5% of the price of the sale will be distributed to those Employees who will be transferred to the new owner as part of the sale of that business. This distribution will be proportional based on years of service to IBM with a minimum value of 5 years for any employee with less that 5 years service.

Reason for Resolution:

When the Company sells off part of its business, employees do not generally have a choice on whether to stay with IBM or move to the new employer. In moving, they lose all their investment in their careers in IBM and the contributions that they have made to the Company. By establishing a principle of a percentage of the sale price being shared amongst the employees that are transferred, this can be taken into account when negotiating a price. It ensures that the benefit to IBM is not at the expense of the employees who are transferred. By sharing this percentage based on years of service, the employees are recognised for their commitment to IBM and gain some compensation for the termination of the employment with IBM.

Whilst this may not seem beneficial to the shareholders in that 5% of the sale price is distributed to the employees, by establishing this, the benefit to both shareholder and employee can be taken into consideration when deciding to sell and at what price. I also believe that it will benefit shareholders in increasing the Employee commitment to IBM and ensuring that any part of the Company to be sold off is worthy of a high price. I ask you to vote for the resolution.

Additional Relevant information:

I am an IBM Retiree who worked for the Company for 29 years and retired in 2004, at which time I was a 1st Line manager.

I am not aware of any other information that I need to disclose.

Stockholder Name: **Colin Boulain**

Stockholder Address: ***FISMA & OMB Memorandum M-07-16***

Number of Shares held of record and beneficially by stockholder as of 16 October 2008

IBM Employee Stock Purchase Plan	**608.967**
IBM DSPP – Common Stock	**17.786**

These shares are held in the name of **Colin Boulain**

It is my intention to attend the IBM AGM in person.

Resolution:

A major portion in excess of 50% of the CEO and CFO bonuses are directly linked to the success of the Divisional Goal which define the Employee bonuses. The CEO and CFO bonuses will be reduced proportionally for any Division that fails to achieve its goals.

Reason for Resolution:

The CEO and CFO are the prime people in defining and enabling Divisions to achieve their Goals by which success is measured and Employees receive their rewards. They are responsible for the appointment of the correct people to lead the Divisions and the provision of the Financial support to achieve their Goals.

The decisions of these individuals should be rewarded for success, which in turn is dependent on the success of the Divisions. They should not be rewarded for actions that result in the Divisions failing to meet their Goals. There will be some years when outside factors result in Divisions failing to meet their Goals despite the efforts of hard work of all the Employees, but the CEO and CFO should be willing to share the bad times, as well as the good ones, with the Colleagues. There remains scope in this proposal for the CEO and CFO to be achieve bonuses in times when difficult decisions have to be made and Divisions will not achieve their Goals.

The future growth of the Company and the benefit to stockholders this will bring is dependent of rewarding Employees for the right reasons. I believe this proposal will establish this by ensuring that actions detrimental to the future growth of the Company are not taken to achieve short term goals which would result in rewards for the CEO and CFO. I therefore ask the stockholders to vote for this resolution.

Additional Relevant information:

I am an IBM Retiree who worked for the Company for 29 years and retired in 2004, at which time I was a 1st Line manager.

I am not aware of any other information that I need to disclose.

Stockholder Name: **Colin Boulain**

Stockholder Address: ***FISMA & OMB Memorandum M-07-16***

Number of Shares held of record and beneficially by stockholder as of 16 October 2008

IBM Employee Stock Purchase Plan	**608.967**
IBM DSPP – Common Stock	**17.786**

These shares are held in the name of **Colin Boulain**

It is my intention to attend the IBM AGM in person.

Resolution:

No IBM Employee of level equivalent to a 3rd Line Manager or above will receive an increase in their salary in any year in which at least 2/3rds of the total IBM employees do not receive a salary increase of at least 3%.

Reason for Resolution:

At the 2007 AGM, the CEO is quoted as saying, "2007 was a superb year for IBM. It is a pleasure to report to you that IBMers around the world turned in a strong performance, which you saw in our results".

This was repeated in the 2007 Annual report where he stated "It reflects the hard work of some of the world's brightest and most innovative women and men—the IBMers I'm proud to call my colleagues."

Despite these accolades, many of these IBMers have not seen any reward for the hard work that they have put in to build the company and maintain its success in recent years whilst Executives and Senior managers have benefited from bonuses and rewards. We, the stockholders, are the owners of the Company and yet we have no control over the rewards allocated to the Executives or Employees on who we depend to maintain the viability of the Company and therefore our investment, The Executives compensation is decided by a small group of Directors who, in reality, have little accountability to the Stockholders, whilst the Executives establish the rewards for other Employees.

The success of the people at the top of the pyramid is dependent on the efforts of the majority who are the base of the pyramid. The future success of the Company lies in the hands of all the employees of the Company and it is in the interests of all shareholders to ensure that these employees feel valued and are rewarded appropriately. I have left a degree of flexibility in the proposal by specifying 2/3rds of the total IBM employees. This allows for poor performers to be excluded from a salary increase. I have selected 3% as a reasonable level of salary increase which should, on average, enable employees to at least maintain their standard of living. I believe this proposal is in the best interests of the shareholders in maintaining a healthy, growing company for the future. I therefore ask you to vote for this proposal.

Additional Relevant information:
I am an IBM Retiree who worked for the Company for 29 years and retired in 2004, at which time I was a 1st Line manager.

I am not aware of any other information that I need to disclose.

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2009 Proxy Statement pursuant to Rule 14a-8

Stuart
Moskowitz/Armonk/IBM
11/11/2008 12:20 PM

Default custom expiration date of 11/11/2009

To ***FISMA & OMB Memorandum M-07-16***

cc

bcc Corporate Secretary/Armonk/IBM@IBMUS

Subject IBM Stockholder Proposals==Further Action Required

Mr. Colin Boulain

FISMA & OMB Memorandum M-07-16

Dear Mr. Boulain:

I am acknowledging IBM's timely receipt on November 10, 2008 of your letter, which you posted from the United Kingdom on November 3, 2008 via Royal Mail. Your letter, which was incorrectly dated "22. September 2005" enclosed **five (5)** separate stockholder proposals that you want us to consider for inclusion in the Company's 2009 proxy statement.

We are now notifying you that under Rule 14a-8 under Regulation 14A under the Securities Exchange Act of 1934, each shareholder may submit no more than **one (1)** proposal to a company for a particular shareholders' meeting.

However, Rule 14a-8 permits shareholders like you, who have submitted more than one proposal, the opportunity to reduce the number of proposals to one (1) within 14 calendar days of the date you receive this notification. To this end, I have summarized and numbered below each of the five separate proposals we received from you as follows:

#1) Publish all employee reward statistics below the level of Executives in the annual report to the Stockholders.

#2) Executive bonuses should be reduced when it is necessary to reduce IBM headcount by more than 5% in any one year.

#3) When IBM sells a part of its business, 5% of the sale price will be distributed to those Employees who will be transferred to the new owner.

#4) Reduce CEO and CFO bonuses proportionally for any Division that fails to achieve its goals.

#5) No IBM Employee of level equivalent to a 3rd line manager or above will receive an increase in salary in any year in which at least 2/3rds of the total IBM employees do not receive a salary increase of at least 3%.

Since you may only submit one proposal, if you wish for us to further consider your submission under Rule 14a-8, please advise me **in writing** specifically which ***one*** (1) of the five (5) proposals numbered above you wish for us to further consider. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification. Please send your response directly to my attention at the address below (or, if you wish, you can reply to me smoskowi@us.ibm.com) in order to establish compliance with Rule 14a-8. IBM reserves the right to exclude your submission pursuant to the applicable provisions of Regulation 14A.

Thank you for your interest in IBM and this important matter.

Stuart S. Moskowitz
Senior Counsel, IBM Legal Department
1 New Orchard Road, MS 329
Armonk, NY 10504
smoskowi@us.ibm.com
914-499-6148 (tel)

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2009 Proxy Statement pursuant to Rule 14a-8

C:\Documents and Settings\Administrator\My Documents\Suser2\DOCS\exhibits to sec no action letters re stockholderproposals.fwp

"Colin (Club)"
FISMA & OMB Memorandum M-07-16
11/12/2008 09:08 AM

Default custom expiration date of 11/12/2009

To Stuart Moskowitz/Armonk/IBM@IBMUS

cc

bcc

Subject Re: IBM Stockholder Proposals==Further Action Required

Hello Stuart,

Thank you for your email concerning my proposals. I failed to notice that my software did not update the date on the letter to the date it was printed for which I apologise.

Thank you for also advising me that I may only submit one proposal. I have consider which one I would like to submit. In view of the rule, I would like to submit proposal no 5

#5) No IBM Employee of level equivalent to a 3rd line manager or above will receive an increase in salary in any year in which at least 2/3rds of the total IBM employees do not receive a salary increase of at least 3%.

Thank you,
Colin Boulain

END